Louis A. Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

Phone: 212-584-7805

March 22, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim, Esq.
Kathleen Krebs, Esq.

Re:	BYND Cannasoft Enterprises Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form 20-F Submitted February 23, 2022
CIK No. 0001888151

Ladies and Gentlemen:

By letter dated March 14, 2022, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Amendment No. 1 to its Registration Statement on Form 20-F that was submitted confidentially on February 23, 2022 (as amended on the date hereof, the “Registration Statement”). Simultaneously herewith, the Company is filing the Registration Statement on a confidential basis.

Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Amendment No. 1 to Draft Registration Statement on Form 20-F

Risk Factors

We are filing this registration statement on a voluntary basis ..., page 25

1.	We note your response to prior comment 4 regarding your ability to terminate your voluntary registration under Section 12(g) of the Exchange Act. Please clarify that your ability to voluntarily terminate the registration of your common stock is dependent on SEC rules regarding the location of your primary trading market, the trading volume of your shares in the United States, the size and residency of your shareholders of record, the maintenance of a listing on a foreign stock exchange prior to deregistration, and other factors. Refer to Exchange Act Rule 12h-6. Further, please clarify if you deregister your common stock, your shareholders may suffer from liquidity issues that may result in the decrease in value of such securities.

The Company has made revisions in accordance with the Staff’s comments. See page 25 of the Registration Statement.

Executive Compensation, page 55

2.	We note your response to prior comment 19 and it is still unclear what periods are measured in your summary compensation table. You list compensation for 2022 for your named executive officers and your response letter indicates that it represents the most recent fiscal year. However, we note that your most recently completed fiscal year is December 31, 2021. If you are voluntarily provided year-to-date actual compensation paid for 2022, please provide the specific periods measured. If you are providing the anticipated compensation for 2022, please remove these figures from the summary compensation table, as it should only include historical compensation earned by your named executive officers. You may provide 2022 compensation arrangements in disclosure outside of the summary compensation table.

The Company has deleted from the executive compensation table all references to 2022 compensation figures. See page 56 of the Registration Statement.

3.	We note your response to prior comment 20 regarding your anticipated employment arrangements with Messrs. Maram, Ben Yaackov and Tal and the removal of the expected amounts of compensation to be paid to them if certain funding amounts are raised. While you indicate that these are not formal agreements, please clarify if there is an understanding and expectation that you will pay these amounts to Messrs. Maram, Ben Yaackov and Tal under certain circumstances. If so, please disclose these amounts and describe under what circumstances the will be paid.

The Company advises the Staff that these amounts were initially intended to have been distributed to the individuals in question in the event of a successful capital raise. The Company has since resolved to use these amounts for the development of the cannabis farm and the Company’s software.

Financial Statements

Note 3 - Significant Accounting Policies

e. Significant estimates and assumptions

Revenue recognition, page F-19

4.	We note from your revised disclosure made in response to comment 24 that significant judgment underlies your recognition of revenue. Please disclose those significant judgments made in applying IFRS 15 as required by paragraphs 110.b and 123 of IFRS 15.

The Company advises the Staff that it has added disclosures regarding the significant judgments that were made in applying IFRS 15 to Note 2.e in the amended and restated condensed consolidated interim financial statements for the nine-months ended September 30, 2021.

5.	Further your revised disclosure made in response to comment 24 indicates that you use input methods to measure progress toward measuring satisfaction of your performance obligations underlies your recognition of revenue. Please provide descriptions of those input methods as well as explanation why those methods used provide faithful depiction of the transfer of goods and services as required by paragraphs 124(a) of IFRS 15.

The Company advises the Staff that it has added a description of the input methods as well as an explanation why these methods provide faithful a depiction of the transfer of goods and services to Note 2.e in the amended and restated condensed consolidated interim financial statements for the nine-months ended September 30, 2021.

Note 3 - Acquisitions

Acquisition of B.Y.B.Y., page F-48

6.	We have considered your response to comment 25. We note from pages 53, F-7 and F-48 that, on March 29, 2021, the former owners of B.Y.B.Y. Investment and Promotions Ltd. (B.Y.B.Y.) (Cannasoft) obtained a majority (54.58%) ownership interest in and apparent control of BYND Israel via the Cannasoft Acquisition. Explain for us in reasonable detail how you applied the specific guidance of IFRS 10 and thereby determined that BYND Israel was the accounting acquirer in the Cannasoft Acquisition.

The Company advises the Staff that BYND Israel was deemed the accounting acquirer in the Cannasoft Acquisition in accordance with IFRS 3 paragraph 7 (this is by analogy only, since the transaction was treated as an asset acquisition and not a business combination) and IFRS 10 paragraph 5, 6, 7, 9, 10, 15 and 17.

The Company’s management referred to IFRS 3 paragraph 7 by analogy that IFRS 10 Consolidated financial statements shall be used to identify the acquirer, i.e. the entity that obtains control of another entity, or the acquiree. In the case of the B.Y.B.Y (Cannasoft) acquisition, BYND Israel obtained 74% ownership of B.Y.B.Y (Cannasoft) and optically obtained the control of B.Y.B.Y (Cannasoft).

Furthermore, management referred to IFRS 3 paragraph B13 by analogy and assessed whether there was a party that controlled one of the entities before the acquisition and that controlled the combined entities after the acquisition. Management first looked at the changes in ownership structure, board of directors and management of BYND Israel before and after the acquisition (see below table). The Company considered that individually each of the former shareholders of B.Y.B.Y (Cannasoft), Mr. Ben Yaackov and Ms. Brzezinski, holds less than 50% of the Company and does not have a controlling interest in the combined entities. Collectively, Mr. Ben Yaackov and Ms. Brzezinski hold 54.58% ownership of the combined entities. However, they hold no seats on the board and no officer role at all in the combining entities.

	Pre-acquisition		Post-acquisition
	# of shares	% of share owned	# of shares	% of share owned
Moti Maram	400 shares	50%	400 shares	22.71%
Avner Tal	400 shares	50%	400 shares	22.71%
Yftah Ben Yaacov			800 shares	45.43%
Brzezinski investments and promotions Ltd. (Dalia Brzezinski)			161 shares	9.15%
	800 shares	100%	1,761 shares	100%

Board of Directors:

	Pre-acquisition	Post-acquisition
Director	Moti Maram	Moti Maram
Director	Avner Tal	Avner Tal

Officers:

	Pre-acquisition	Post-acquisition
Moti Maram	President & CEO	President & CEO
Avner Tal	CTO	CTO

Management referred to IFRS 10 paragraph 7 and analyzed whether the two former shareholders of B.Y.B.Y., Mr. Ben Yaackov and Ms. Brzezinski, obtained control over the combining entities. BYND Israel’s primary operation and revenue source continues to be its software business after the acquisition. Mr. Ben Yaackov is a real estate lawyer and Ms. Brzezinski has no specific background in the technology sector. In addition, they have no key management roles and are not involved in day-to-day decision-making activities. Furthermore, they collectively have no voting rights on the board. Management does not believe that either Mr. Ben Yaackov or Ms. Brzezinski has all the elements (power over the investee, exposure or right to variable returns from its investment and the ability to use its power over the investee to affect the return amount) evidencing their control over BYND Israel. As a result, the former shareholders of BYND Israel, Moti and Avner, were deemed to have retained the control over the combined entities. Therefore, BYND Israel was determined to be the accounting acquirer and B.Y.B.Y. to be the accounting acquiree.

7.	We further note from your response to comment 25 your determination that. B.Y.B.Y. (Cannasoft) did not, on March 29, 2021, constitute a business in accordance with IFRS 3. Tell us in this regard how B.Y.B.Y. came to hold accounts receivable and owed trade payables prior to the March 29, 2021 Cannasoft Acquisition. Citing applicable authoritative accounting literature, explain for us how you applied guidance of paragraphs 3, B5 through B12 of IFRS 3 in your determination that B.Y.B.Y. was not a business.

The Company advises the Staff that B.Y.B.Y’s amount receivable as at March 29, 2021 represents amounts due from the two former shareholders for shares issued to them. The trade payable and accrued liabilities represents the payables due for accounting and audit services received.

With reference to IFRS 3 paragraphs 3, B5 to B12, management analyzed that B.Y.B.Y only holds the medical cannabis license, an intangible asset that is considered an economic resource and an input. However, it did not have any other asset, activities or process, and accordingly was considered to have lack of processes and outputs. As B.Y.B.Y did not have the sufficient elements of a business, management concluded that it did not constitute a business on March 29, 2021.

8.	We have considered your response to comment 26 and note that the fair value of intangible assets obtained through the Cannasoft Acquisition was based on the valuation report prepared by designated professional valuator Sequeira Partners. We further note that management is ultimately responsible for its accounting estimates and accounting practices. Tell us and disclose the methodologies employed and the underlying material assumptions used to determine the valuation of each material intangible asset acquired. Tell us how management determined how such methodologies and underlying assumptions were appropriate. Tell us and disclose B.Y.B.Y.’s (Cannasoft’s) pre-Cannasoft Acquisition historical basis in its intangible assets.

The Company advises that the license was acquired by BYND Israel from BYBY, an unaffiliated third party, in an arm’s length negotiation as part of the acquisition of BYBY by BYND Israel. As a result of this transaction, BYBY shareholders acquired 54.58% of BYND Israel, a software company that generates more than $1.5M in annual revenues. The parties therefore estimated the fair value of the intangible asset at $1M based on similar transaction involving cannabis companies in Israel. Following the share exchange between the Company and BYND Israel, as part of the preparation of the financials for the quarter ended June 30, 2021, the Company’s auditors requested that the Company obtain a professional valuation. According to the valuation report, the fair value of the primary license was calculated to be $850,000, Management decided to use the lower estimate provided by the independent valuator who used different methodologies to estimate the value based on cost approach, market approach and income approach.

9.	We note from your risk factor disclosure on the bottom of page 14 that you have no assurance that you will be able to obtain all necessary licenses and certifications required to operate your cannabis business as contemplated. Neither do you have any guarantee that those licenses and certifications will be extended or renewed when required. Given such uncertainty and the early stage of B.Y.B.Y.’s (Cannasoft’s) operations at the time of the Cannasoft Acquisition, tell us how you determined that the fair value of your initial licenses could be reliably estimated as required by paragraph 10 of IFRS 2.

The Company advises that the risk factor is based on the possibility that there may be a change in laws or regulations. The Company’s business plan assumes that it will be granted all requisite licenses and permits. The Company further advises that the license has a fair value that is not contingent on the Company’s success in meeting its business objectives. In fact, the Company believes that the license, because of its transferability (subject to government approval), represents a significant potential profit center on its own as it may be sold for at least the fair value assigned thereto in the Company’s financial statements.

General

10.	We note your response to prior comment 13 and the filing of Exhibit 4.7, the license assignment agreement from Ms. Brzezinski to Cannasoft, and Exhibit 4.9, the primary growing license for medical cannabis. Exhibit 4.9 indicates that the primary license expires October 12, 2021. Please clarify whether this license was renewed and disclose the renewal procedures. If there is an updated license, please file the license as an exhibit. Further, we note that the license was entered into or renewed with October 12, 2020 listed as the authorization grant date and Ms. Bzezinkski as the applicant name. The license indicates that authorization is non-transferable and advanced written approval is need for change in ownership or change in the controlling shareholders, managers or authorized signatories. Please clarify whether you have received such advanced written approvals given the assignment and subsequent change of control of Cannasoft. Please also clarify if a 5% change in ownership of you, as the parent company of Cannasoft, would result in requiring advanced written approvals from Israeli authorities. If there is uncertainty as to whether the assignment, the purchase of Cannasoft or your activities to go public on U.S. markets may impact your primary or any other future licenses, please clarify and address in a risk factor.

The Company advises the Staff that the primary license has been renewed and is currently due to expire in October 2022. A copy of the English translation of the license as renewed has been filed as an exhibit to the Registration Statement. The license renewal process is relatively simple and involves the completion of a form certifying that no change of control has occurred, and that management of the license holder and the rights to the land remain unchanged. The Company has added disclosures to that effect. See page 53 of the Registration Statement.

The Company further advises that obtaining approval to transfer the license from Ms. Brzezinski requires two steps:

●	the medical cannabis unit of the Israeli Ministry of Health checks for criminal record for all parties involved in the transfer; and

●	verification that the entity that will own the license is owned at least 26% by the original holder

The Company has provided all requisite information regarding our related parties as well as the fact that BYBY is owned by BYND Israel which is owned by a public company. In addition, the Company will provide confirmations from the Israeli Agriculture ministry regarding the use of the agricultural land pending a certified architectural plan and the approval thereof by the Israeli Ministry of Agriculture.

The Company has been advised by local Israeli counsel that in accordance with the rules and regulations of the Israeli Medical Cannabis Unit, it will need to notify and get approval for any transaction that results in a transfer of 5% or more of the entity that holds the medical cannabis license to a third party (a “Transferee”).

The responsibility of reporting of any such this transaction is shared between the entity and the Transferee. A Transferee who became a 5% holder other than by issuance of shares by the entity holding the license will bear the responsibility to report the acquisition to the Medical Cannabis Unit. The Company has added a risk factor clarifying the risk involved. See page 15 of the Registration Statement.

Please contact the undersigned at 973-722-1217 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman